Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	18 November 2009
SIMS METAL MANAGEMENT ACQUIRES FULL OWNERSHIP OF
NEW YORK STEVEDORING JOINT VENTURE
Sims Metal Management Limited (ASX: SGM) (NYSE: SMS), the world’s largest listed metal and electronics recycling company, announced today the acquisition of the remaining ownership interest of its joint venture Port Albany Ventures, LLC (“PAV”) in Bethlehem, New York. PAV is a mixed-use bulk material stevedoring operation located on the Hudson River.
The 28 acre dock facility, previously a 50/50 joint venture between a Sims Metal Management subsidiary and Donjon Marine Co., Inc., is a mixed-use stevedore operation handling scrap metal, salt and other bulk commodities. Sims Metal Management ships scrap metal from the Upper Hudson Valley Region directly to export markets or to its Jersey City, New Jersey facility for further processing. In addition to its core recycling business Sims Metal Management is the largest mixed-use bulk material stevedoring company on the East Coast of the United States.
The financial terms of the transaction were not disclosed, however, the purchase price consideration is not material to Sims Metal Management.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the company’s Annual Report on Form 20-F, which we filed with the SEC on 12 November 2009.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns approximately 90 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact
Daniel Strechay
Communications & Public Relations Manager
Tel: +1 212 500 7430

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